Exhibit (a)(3)


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November 1, 2005



TO:          SHAREHOLDERS OF G REIT, INC.

SUBJECT:     OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 1,000,000 Shares of common stock (the "Shares") in G REIT, INC. at a purchase price equal to:

                                  $7 per Share
                                  ------------

You may wish to consider the following information when making your decision whether to tender your Shares:

     o    G-REIT has cancelled share repurchase program as of April 30, 2004.

     o The Offer provides you with the opportunity to obtain liquidity for your investment.

     o You can avoid proration, selling your Shares only if we purchase all of them by checking the "All or None" box on the Letter of Transmittal.

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in G REIT, INC. without the usual transaction costs associated with market sales.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) December 12, 2005